Exhibit 21

Subsidiaries of Firearms Training Systems, Inc.

The Company has one wholly owned subsidiary, FATS, Inc., which is the operating subsidiary (the Operating Subsidiary). As of March 31, 2006, FATS, Inc. had five wholly owned subsidiaries: Firearms Training Systems Limited, which is based in the United Kingdom; F.A.T.S. Singapore Pte, Ltd.; Firearms Training Systems Netherlands, B.V.; FATS Canada, Inc., which is based in Montreal, Canada (Canada); and Firearms Training Systems Australia Pty Ltd. On April 1, 2004, FATS Canada, Inc. and FATS Canada Holdings, Inc. completed an amalgamation under Section 185 of the Canada Business Corporations Act with FATS Canada, Inc. continuing as the amalgamated corporation.